SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For: March 23, 2003

Commission File Number: 1-15226

ENCANA CORPORATION

(Translation of registrant’s name into English)

  1800, 855 – 2nd Street S.W.
Calgary, Alberta Canada T2P 2S5

(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

     This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13956, Form S-8 No. 333-85598 and Form F-9 No. 333-98087.

SIGNATURES
EXHIBIT INDEX

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENCANA CORPORATION (Registrant)

Date: May 23, 2003	By:	/s/ Linda H. Mackid

Name: Linda H. Mackid
Title: Assistant Corporate Secretary

FORM 6-K EXHIBIT INDEX

Exhibit No.

1.	News Release dated May 23, 2003 referenced as: “EnCana to Seek FERC Jurisdiction Over Natural Gas Pricing Claims in U.S.”

EnCana to seek FERC jurisdiction over
natural gas pricing claims in U.S.

CALGARY, Alberta, (May 23, 2003) — EnCana Corporation plans to request that the court determine that the only appropriate forum for review of the matters raised in a private lawsuit against EnCana and one of its subsidiaries by E. & J. Gallo Winery with respect to natural gas sales is the U.S. Federal Energy Regulatory Commission (FERC).

EnCana believes that FERC, which is responsible for regulating the U.S. natural gas and power industry, has the knowledge, experience, expertise and lawful jurisdiction for dealing with natural gas markets and pricing.

EnCana also intends to request that the court make a similar determination on FERC jurisdiction over the matters raised in another recently filed claim relating to natural gas pricing. Nine energy firms, including EnCana Corporation and a Houston-based EnCana merchant energy subsidiary that discontinued operations in 2002, have been named in this class action lawsuit in California. The lawsuit allegations relate to sales of natural gas in California during 2000 and 2001 and are essentially similar to the allegations contained in the Gallo claim, which was previously disclosed in EnCana’s Management Discussion and Analysis on May 16, 2003.

“Class action lawsuits have become commonplace in California and their proliferation is an unfortunate negative in doing business there,” said Gwyn Morgan, EnCana’s President and Chief Executive Officer. “All of the legal matters involving EnCana deal with the discontinued operations of a Houston-based merchant energy subsidiary of the former PanCanadian Energy Corporation. At the time of the merger creating EnCana more than one year ago, the decision was made to exit this business and the Houston merchant energy office was closed.”

Sales of natural gas to California consumers during 2000 and 2001 by PanCanadian Energy Services Inc., the Houston-based merchant energy subsidiary of the former PanCanadian Energy Corporation, a predecessor company of EnCana, represented less than 4 percent of the natural gas reported to have been consumed in California during that period.

No assurance can be given that the court applications will be successful.

EnCana intends to vigorously defend against these lawsuits.

FOR FURTHER INFORMATION:
Investor contact:	Media contact:
EnCana Corporate Development
Sheila McIntosh	Alan Boras
Senior Vice-President, Investor Relations	Manager, Media Relations
(403) 645-2194	(403) 645-4747
Greg Kist
Manager, Investor Relations
(403) 645-4737